Filed by Golub Capital BDC, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On August 8, 2019, Golub Capital BDC, Inc. (“GBDC”) held a conference call to discuss GBDC's financial results for the quarter ended June 30, 2019. The conference call contained information regarding GBDC's proposed acquisition of Golub Capital Investment Corporation ("GCIC"). The following are excerpts from the transcript of GBDC's August 8, 2019 conference call discussing GBDC's proposed acquisition of GCIC.

DAVID GOLUB:
I want to close with a quick update on the proposed merger with GCIC.
First, where does the merger stand? The process achieved an important milestone in mid July when the joint proxy statement of GBDC and GCIC was declared effective by the SEC. On July 15, 2019, GBDC and GCIC filed their joint definitive proxy statement. Votes are currently being collected from stockholders of both companies and are due by the special stockholder meetings of each company which are both scheduled for September 4, 2019.

Subject to stockholder approvals and satisfaction of all other conditions precedent, our current expectation is that the transaction will close in September. As a reminder, the GBDC Board of Directors, myself included, has unanimously recommended that stockholders vote in favor of the transaction-related proposals. So, a note for stockholders who have not already done so, please vote.

Next, I want to highlight why we believe the merger with GCIC is compelling for GBDC shareholders. Seven reasons, I’ll be quick.

First, the transaction is expected to be immediately accretive to GBDC's NAV per share. Based on GBDC's NAV per share as of June 30, 2019 and GCIC’s estimated NAV per share of $15.00 as of the June 30, 2019, the accretion to GBDC's NAV would be approximately $0.72 per share, or about 4.5%. So that equates to roughly two quarters of historical net income per share for GBDC.

Second, because the transaction will be accretive to GBDC's NAV per share, the transaction offers the potential for some additional value creation assuming GBDC continues to trade at the approximately 16% premium to NAV that GBDC has traded at on average over the past three years.

Third, the combination of GBDC and GCIC would create fifth largest externally managed, publicly traded BDC by assets based on the fair value of the holdings of each company as of June 30, 2019.

Fourth, the increased market cap of GBDC following the merger is anticipated to improve trading liquidity and lead to broader analyst coverage.

Fifth, we expect the portfolio of the combined companies to look familiar; it will look lot like standalone GBDC given the 98% overlap between the two portfolios.

Sixth, we expect the combined company to have better access to the securitization market given the combined company’s greater opportunity to optimize its debt capital as a consequence of its increased scale.

And seventh, we expect some operational synergies from eliminating redundant expenses. In short, we believe the combined GBDC/GCIC maintains all the elements that have made GBDC successful and gives it a number of additional advantages.

In particular, we think the increased scale of the combined company will deliver benefits including incremental earnings power to support the GBDC board's announced intention to increase GBDC’s quarterly dividend to $0.33 per share after the closing of the merger, provided that GBDC’s board reserves the right to revisit this intention if market conditions or GBDC's prospects meaningfully change.

A final note, in addition to the expected direct benefits to GBDC's shareholders associated with the proposed merger, there is also a continuation of the benefit that I don’t think we highlight enough, and that’s access to the competitive advantages of the Golub Capital platform.

I’m talking about the advantages that include scale, and not just talking size, a big balance sheet today is not enough. I’m talking about a platform with 25 years of operating history in the U.S. middle market, over 450 employees, over 130 investment professionals, and over $30 billion of capital under management.

I'm talking about relationships. Golub Capital has done repeat business with over a 180 different private equity sponsors, and in recent periods repeat sponsors have accounted for 80% or more of the firm’s origination volume.

I’m talking about incumbencies. Golub Capital today lends to about 250 middle market obligors and more than 50% of the firm’s origination volume has typically come from these repeat borrowers.

I’m talking about distinctiveness of our product suite. We believe Golub Capital is the market leader at one-stops and our ability to offer buy-and-hold solutions up to $600 million and provide underwrites of up to $1 billion is quite distinctive.

And finally, I’m talking about industry expertise. We believe Golub Capital is seen by the market as expert in our key verticals including software, healthcare and consumer businesses.

Post-merger we believe GBDC will be better positioned than ever to benefit from the advantages of the Golub Capital platform and to continue its long-standing track record of delivering consistent premium returns for shareholders.

Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.